FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒        Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

PRESS RELEASE

NBG Group: Q2.17 results highlights

•                  H1.17 domestic core PPI up 19% yoy, core PPI margin c60bps higher yoy at 287bps

•                  Domestic core PPI at €448m in H1.17 (+19% yoy) on the back of positive performance in net fees (+81% yoy) and rigorous cost containment (-9% yoy)

•                  Domestic H1.17 NIM improves by 30bps yoy to 304bps, despite the slight drop in NII to €764m (-2% yoy) on loan deleveraging due to H1 uncertainty in the domestic market

•                  H1.17 OpEx in Greece drops by 9% yoy, leading C:CI below 50%; Personnel expenses down by 13% yoy, reflecting the success of the 2016 VES involving c10% of domestic FTEs

•                  Q2.17 domestic provisions down 14% qoq to €199m

•                  H1.17 Group PAT breaks even, pro forma for the capital gain from the sale of National Insurance Company (NIC) and including the impairments on Romania and Serbia reflecting agreements to sell below book (-€151m)

•                  NPEs stock declines qoq for a 5th consecutive quarter

•                  Domestic NPE stock dropped by €0.3bn qoq in Q2.17, reflecting slightly negative NPE formation and fully provided write-offs

•                  Total NPE reduction at €3.3bn since YE’15; excluding write offs, NPE formation of -€1.5bn

•                  NPE and 90dpd coverage ratios of 56% and 75% in Greece, combined with domestic NPE and 90dpd ratios of 45% and 34% respectively

•                  Q2.17 domestic 90dpd formation turned negative (-€52m), aided by a late pick-up in restructuring flows

•                  Q2.17 domestic NPL stock also reduced by €0.3bn qoq

•                  ELA elimination within reach

•                  ELA funding down by €3.0bn ytd to €2.6bn currently(1); Eurosystem funding at €6.8bn from €12.3bn at end-Q4.16

•                  The agreed disposals of National Insurance Company, Banca Romaneasca and Vojvodjanska Banka will generate liquidity of c€1.7bn in H2.17, which will be deployed towards further reducing ELA

•                  The execution of the remaining capital actions and other initiatives, expected during the next few months, will permit NBG to disengage fully from ELA

•                  Domestic deposits up by €0.2bn qoq, adding up to a total of €0.9bn of inflows since the imposition of capital controls; Domestic deposit inflows continue so far in Q3.17

•                  CET 1 ratio at 16.5%(2)

•                  CET 1 ratio at 16.5%(2) and at 16.3%(2) on a CRD IV FL basis, including the negative impact         (-38bps) of the Serbian and Romanian assets for sales price discount

•                  In H2.17, apart from the National Insurance positive capital impact, the RWA deconsolidation impact of the Romanian, Serbian and South African operations (-€1.8bn) will boost capital further

Athens August 31, 2017

(1) Data as at August 28, 2017

(2) Excluding the positive impact from the agreed sales of South African Bank of Athens (S.A.B.A.), National Insurance Company, Banca Romaneasca and Vojvodjanska Banka

The second quarter of the year was marked by the completion of the second review of the economic programme, restoring business and consumer confidence, improving liquidity conditions and setting the stage for economic recovery. The Bank completed the divestment of UBB & Interlease to KBC Bank NV, in fulfillment of our commitments to DG Comp and our shareholders. The transaction generated liquidity of €0.8 billion that was utilized towards the reduction of ELA funding, currently amounting to just €2.6 billion, underscoring NBG’s comparative strength in terms of liquidity ahead of the domestic economic recovery. The completion of the recently agreed divestments of South African Bank of Athens, Ethniki Insurance, Banca Romaneasca and Vojvodjanska Banka, coupled with other initiatives, will boost our capital ratios further, while placing ELA elimination well within reach.

Asset quality developments remain encouraging; the Bank managed to reduce the stock of NPEs for a fifth consecutive quarter, adding up to a total reduction of €3.3 billion since YE’15, maintaining a €0.7 billion outperformance buffer vs its FY.17 SSM target.

Regarding operational performance, NBG managed to increase PPI by almost 20% yoy, displaying NII resilience, fee income recovery and solid cost reduction trends.

As regards capital, NBG CET1 stands at 16.5% and is set to benefit further by the completion of already agreed capital actions.

Athens, August 31 2017

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

Greece:

Q2.17 domestic core pre-provision income (PPI) reached €220m from €228m the previous quarter, reflecting a slight drop in NII (-1.3% qoq) due to deleveraging and a seasonal pick-up in OpEx (+1.1% qoq).

NII amounted to €379m from €384m in Q1.17, with the envisaged narrowing of the front-back book time deposit gap, as well as the reduction of ELA balances expected to support NII in H2.17. The additional EFSF/ESM bond disposals under the ESM bond exchange scheme resulted in NIM improving by 9bps qoq to 309bps.

Net fee and commission income remained relatively stable qoq at €53m in Q2.17, however H1.17 fees reached €107m, up by 81% yoy. Net fee growth reflects significant improvements in the Bank’s liquidity profile, including the elimination of Pillar funding costs, which resulted into a fee expense saving of €39m relative to H1.16.

Q2.17 OpEx amounted to €213m compared with €210m in Q1.17. On a H1.17 basis, operating expenses settled at €423m or 8.8% lower yoy. Cost-to-core income recovered to 49% in H1.17 from 55% in H1.16. Personnel expenses dropped by 12.6% yoy, incorporating the benefit from the Dec’16 Voluntary Exit Scheme (VES) that involved c10% of the domestic workforce. G&As declined by 2.3% yoy mainly on the back of lower expenses related to taxes and third party services.

H1.17 domestic losses after tax from continued operations amounted to €73m from €63m in H1.16, reflecting mainly increased loan impairments (+34% yoy to €431m), only partially offset by core income recovery (+19% yoy). Including on a pro-forma basis the capital gain from the sale of National Insurance Company of €144m, would have resulted in net profit amounting to €90m in Greece in H1.17.

SE Europe(1):

In SE Europe(1), the Group recorded PAT from continued operations of €13m in H1.17 from €21m in H1.16, incorporating trading and other losses of €3m against gains of €4m a year ago.

NPEs stock declines for a 5th consecutive quarter

The stock of domestic NPEs contracted for a 5th consecutive quarter (-€0.3bn qoq), reflecting negative NPE formation despite uncertainly in Q2.17 and fully provided write-offs. The Bank has already reduced NPEs by €3.3bn since end-Q4.15, overshooting the NPE operational target by €0.7bn. Even after adjusting for write offs, NPE reduction stands at €1.5bn over the same period. The NPE ratio in Greece settled at 45.2% in Q2.17, combined with an NPE coverage of 56.2%.

Domestic 90dpd formation turned negative (-€52m), aided by a late pick-up in restructuring flows.

(1)  SE Europe includes the Group’s businesses in Cyprus, Albania and the Former Yugoslav Republic of Macedonia

Q2.17 domestic provisioning run rate decreased to 257bps from 294bps in Q1.17. 90dpd coverage stood at 75.4% in Greece (74.2% at the Group level).

In SE Europe(1), the 90dpd ratio settled at 34.7% on coverage of 54.9%.

Superior liquidity position(2)

Group deposits amounted to €38.3bn in Q2.17 (+0.5% qoq), reflecting mainly the 0.4% or €0.2bn qoq increase of domestic deposits, after dropping by €0.8bn qoq in Q1.17 due to adverse seasonality. Notably, since the imposition of capital controls the Bank’s deposit base in Greece has increased by €0.9bn. In SE Europe(1) deposits increased by 1.5% qoq to €2.1bn.

Following the completion of the sale of UBB & Interlease in mid-June that generated liquidity of €0.8bn, Eurosystem funding has declined significantly to €6.8bn in August(3) from €10.2bn at end-Q1.17, with ELA down by €3.0bn over the same period to just €2.6bn. This constitutes by far the lowest exposure in the sector(2), with ELA over assets (excluding EFSF & ESM bonds) standing at just 4%. The cash value of excess collateral amounts to €10.1bn(3). Liquidity stands to improve further with the completion of the recently agreed transactions of National Insurance Company, Banca Romaneasca and Vojvodjanska Banka to the tune of c€1.7bn, reducing ELA exposure by the same amount. The execution of the remaining capital actions, as well as other initiatives, place the ELA elimination well within reach.

With ELA exposure at €2.6bn and the lowest L:D ratio among the core Greek banks(2) (85% in Greece and 86% at the Group level), NBG maintains a unique funding advantage and is well positioned to tap domestic economic recovery potential.

Capital position

CET1 ratio stood at 16.5%(4) and at 16.3%(4) on a CRD IV FL basis. The UBB & Interlease sale CET1 positive impact was partially offset by impairments on Romania and Serbia reflecting agreements to sell below book (-38bps). In H2.17, apart from the National Insurance positive capital impact, the RWA deconsolidation impact of South African Bank of Athens (S.A.B.A.), Banca Romaneasca and Vojvodjanska Banka (-€1.8bn) is expected to boost capital further.

Excluding completed and agreed transactions, equity of remaining SEE assets to be divested stands at €0.5bn on RWAs of €2.4bn.

(1)  SE Europe includes the Group’s businesses in Cyprus, Albania and the Former Yugoslav Republic of Macedonia

(2)  Peer group comparison based on latest available data

(3)  Data as at August 28, 2017

(4)  Excluding the positive impact from the agreed sales of South African Bank of Athens, National Insurance Company, Banca Romaneasca and Vojvodjanska Banka

Annex

Balance Sheet | Group

€ m	Q2.17	Q1.17(1)	Q4.16(1)	Q3.16(1)	Q2.16(1)
Cash & reserves	1 231	1 218	1 182	1 187	1 268
Interbank placements	2 032	1 975	2 087	2 554	2 554
Securities	15 369	16 679	18 530	19 921	21 100
Loans (Gross)	43 749	44 482	45 046	45 837	46 499
Provisions	(10 968)	(11 176)	(11 301)	(11 867)	(12 034)
Goodwill & intangibles	123	115	117	113	115
Tangible assets	1 085	1 114	1 111	1 107	1 109
DTA	4 917	4 918	4 918	4 917	4 918
Other assets	6 654	6 772	7 458	8 305	8 285
Assets held for sale	5 681	9 459	9 382	9 669	10 103
Total assets	69 873	75 557	78 531	81 742	83 917

Interbank liabilities	13 945	16 522	18 167	17 753	20 191
Due to customers	38 324	38 132	38 924	38 071	37 776
Debt securities	523	550	663	1 508	1 264
Other liabilities	5 564	5 862	6 322	7 419	7 510
Liabilities held for sale	4 095	6 889	6 870	6 857	7 410
Minorities	660	689	680	708	701
Equity	6 762	6 913	6 909	9 426	9 064
Total liabilities and equity	69 873	75 557	78 531	81 742	83 917

(1) Group Balance Sheet has been adjusted for the agreed sales of National Insurance Company, Banca Romaneasca and Vojvodjanska Banka & NBG Leasing that have been classified in Q2.17 as non-current assets held for sale and liabilities associated with non-current assets held for sale

P&L | Group

€ m	H1.17	H1.16	yoy	Q2.17	Q1.17	qoq
NII	815	835	-2%	405	410	-1%
Net fees & commissions	119	72	+66%	59	60	-2%
Insurance income	(0)	0	n/m	(0)	0	n/m
Core income	934	907	+3%	464	470	-1%
Trading & other income	(74)	(69)	+7%	(73)	(1)	>100%
Income	860	838	+3%	391	469	-17%
Operating expenses	(463)	(505)	-8%	(232)	(231)	+0%
Core PPI	471	402	+17%	232	239	-3%
PPI	397	333	+19%	159	238	-33%
Provisions	(433)	(326)	+33%	(200)	(233)	-14%
Operating profit	(37)	6	n/m	(41)	5	n/m
Other impairments	(7)	(44)	-85%	(1)	(6)	-92%
PBT	(43)	(37)	+16%	(42)	(1)	>100%
Taxes	(17)	(5)	>100%	(10)	(7)	+49%
PAT (continuing operations)	(60)	(42)	+43%	(52)	(8)	>100%
PAT (discontinued operations)(1)	(67)	(2 912)	-98%	(97)	30	n/m
Minorities	(16)	(21)	-22%	(7)	(9)	-22%
PAT (reported)	(143)	(2 975)	-96%	(156)	13	n/m
NIC(2)	144	—	n/m	144	—	n/m
PAT (pro-forma for NIC)	1	(2 975)	n/m	(12)	13	n/m

(1) Includes (a) the impairments on Romania and Serbia reflecting agreements to sell below book in H1.17 (€151m) and (b) a loss of €3,095m in H1.16, which reflects the recycling of losses recognized in other comprehensive income in previous periods and relates mainly to foreign currency translation differences from the translation of Finansbank’s assets and liabilities in Euro, in accordance with IFRS. This loss has already been recognized in the Group’s equity and CET1 capital in prior periods, therefore has no impact on the Group’s equity and CET1 capital

(2) NIC: pro forma capital gain from the sale of National Insurance Company

Key Ratios | Group

	H1.17		Q1.17		FY.16
Liquidity
Loans-to-Deposits ratio	86%		87%		87%
ELA exposure (€ bn)	3.8		5.6		5.6
Profitability
NIM (bps)	311		302		288
Cost-to-Core income	50%		49%		55%
Asset quality
NPE ratio	45.0	%(3)	44.9%		44.9%
NPE coverage ratio	55.7%		56.0%		55.9%
Cost of Risk (bps)	260		278		248
Capital
CET1 phased-in	16.5	%(1)	16.0	%(2)	16.3	%(2)
CET1 ratio CRD IV FL	16.3	%(1)	15.8	%(2)	15.8	%(2)
RWAs (€ bn)	39.0	(1)	41.3	(2)	41.1	(2)

(1) Excludes the impact from the agreed sales of S.A.B.A., National Insurance Company, Banca Romaneasca and Vojvodjanska Banka

(2) Excludes the impact from the agreed sales of UBB, Interlease & S.A.B.A.

(3) Excluding the deleveraging impact, NPE ratio in 2Q is 67bps lower qoq

P&L | Greece

€ m	H1.17	H1.16	yoy	Q2.17	Q1.17	qoq
NII	764	779	-2%	379	384	-1%
Net fees & commissions	107	59	+82%	53	54	-2%
Insurance income	(0)	0	n/m	(0)	0	n/m
Core income	871	839	+4%	432	439	-2%
Trading & other income(1)	(72)	(73)	-1%	(71)	(1)	>100%
Income	799	766	+4%	361	438	-18%
Operating expenses	(423)	(464)	-9%	(213)	(210)	+1%
Core PPI	448	375	+19%	220	228	-4%
PPI	376	302	+24%	149	228	-35%
Provisions	(431)	(321)	+34%	(199)	(232)	-14%
Operating profit	(55)	(18)	>100%	(51)	(4)	>100%
Other impairments	(6)	(43)	-87%	0	(6)	n/m
PBT	(60)	(62)	-2%	(50)	(10)	>100%
Taxes	(13)	(2)	>100%	(8)	(5)	+57%
PAT (continuing operations)	(73)	(63)	+16%	(58)	(15)	>100%
PAT (discontinued operations)	34	13	>100%	22	12	+85%
Minorities	(15)	(19)	-21%	(7)	(9)	-24%
PAT (reported)	(54)	(69)	-22%	(43)	(12)	>100%
NIC(2)	144	0	n/m	144	—	n/m
PAT(pro-forma for NIC)	90	(69)	n/m	101	(12)	n/m

(1) 4Q16 includes €150m gain from the sale of Astir Pallas

(2) NIC: pro forma capital gain from the sale of National Insurance Company

Name	Abbreviation	Definition
Common Equity / Book Value	BV	Equity attributable to NBG shareholders less minorities (non-controlling interests) and contingent convertible securities (CoCos) that were repaid at end-Q4.16
Common Equity Tier 1 Ratio	CET1 ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs
Common Equity Tier 1 Ratio Fully Loaded	CET1 ratio, CRD IV FL	CET1 capital as defined by Regulation No 575/2013, without the application of the transitional rules over RWAs
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions
Core Operating Result (Profit / (Loss))	—	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Funding cost	—	The blended cost of deposits, ECB refinancing, repo transactions and ELA funding
Gross Loans	—	Loans and advances to customers before allowance for impairment, excluding the loan to the Greek State of €6.0bn
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM

NII annualized over average interest earning assets. The latter include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Net Loans	—	Loans and advances to customers, excluding the loan to the Greek State of €6.0bn
Net Profit / (Loss)	—	Profit / (loss) for the period attributable to NBG equity shareholders
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures, period end
Non-Performing Exposures Formation	NPE formation	Net increase / (decrease) of NPEs, before write-offs
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets
Operating Profit / (Loss)	—	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
Profit / (loss) after tax	PAT (cont. ops)	Profit / (loss) for the period from continuing operations
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Tangible Equity / Book Value	TBV	Common equity less goodwill & intangibles (goodwill, software and other intangible assets)
Total deposits	—	Due to customers

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 31st, 2017

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 31st, 2017

Director, Financial Division